December 22, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Lithium Exploration Group, Inc.
Registration Statement on Form S-1
Filed July 29, 2011
File No. 333-175883

Dear Mr. Gilmore:

     We are responding to comments contained in the staff letter, dated November 23, 2011, 2011, addressed to Alexander Walsh, the President and Principal Executive Officer of Lithium Exploration Group, Inc., with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2011.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We remind you of comment 3 in our letter dated August 25, 2011 regarding any artwork and graphics you wish to include in the prospectus.

Response:

The Company does not intend to print or distribute a preliminary prospectus.

2.

We note the Form 8-K filed November 21, 2011 relating to your letter agreement with Glottech-USA, LLC. Please update your disclosure in the Form S-1 to include any relevant information relating to this agreement, and be sure to include the agreement as an exhibit. We also note that you have requested confidential treatment of certain portions of the agreement. Comments relating to that confidential treatment request, if any, will be set forth in a separate letter, and you will need to resolve those comments prior to requesting acceleration of effectiveness of this Form S-1.

Response:

The registration statement has been revised in response to the staff’s comment. Please see page 21. The agreement with Glottech has also been included as an exhibit.

3.

We note your response to comment 7 in our letter dated August 25, 2011 and your added disclosure on page 32. Please provide similar disclosure in the prospectus summary section. Please also clarify how many times Mr. Walsh has visited the Canada and Argentina properties to date, as noted in your response to comment 8.

Response:

The registration statement has been revised in response to the staff’s comment. Please see pages 5 and 32.

4.	With respect to your responses to comments 15 - 20 in our letter dated August 25, 2011, we note the following:

We note that in response to comments 17 and 18, with respect to the market price per share of the securities underlying the convertible note and warrants on the date of the sale of the convertible note and warrants, you used a price of $1.48. Please tell us how you arrived at this price. In this regard, it appears that you used a different price to calculate the $3,838,554 total dollar value of the securities underlying the convertible note in response to comment 15. Please tell us how arrived at this price and why these prices differ.

Please explain why you state in response to comment 18 that the number of shares underlying the note is 1,204,819 when you state in all other places in the prospectus that the number of shares underlying the note is 1,807,229.

With respect to comment 19, please also provide the averaged per year percentage.

Response:

The registration statement has been revised to reflect that $1.80 was the market price per share on the date the transaction documents were executed. The registration statement has been revised to note that the total dollar value of the securities underlying the convertible debentures that we have registered for resale (using the number of underlying securities that we have registered for resale and the market price per share for those securities on June 29, 2011) is $3,253,012.20. The registration statement has also been revised to reflect that the number of shares underlying the warrants is 1,807,229. The registration statement has been revised to provide the per year percentage. Please see page 7.

5.

We note your response to comment 21 in our letter dated August 25, 2011. In particular, we note that you indicate the number of shares outstanding prior to the convertible note transaction not held by you or your affiliates or the selling stockholder is 51,150. On the cover page of your Form 10-K for the year ended June 30, 2011, you indicate that there were 51,115,476 shares of common stock issued and outstanding as of October 13, 2011. On page 37 of that Form 10-K, you indicate that as of September 27, 2011, 27,300,000 shares were held by your officers and directors, which means that 23,815,476 shares were held by non-affiliates as of a recent date. We note that you sold the convertible notes to the selling shareholder in June 2011. We further note that you indicate in the Form 10-K that there have been no recent sales of unregistered securities, and we also note that you have no current registration statements for the sale of registered securities to account for the increase between June and September 2011. Please explain how the number of outstanding shares held by non-affiliates jumped from 51,150 in June 2011 to 23,815,476 in September 2011.

Response:

The registration statement has been revised in accordance with the staff’s comment.

6.

In each place where you discuss the interest payable at maturity of the convertible debenture, please clarify that the common stock issuable will be at the conversion price of $0.83, which may be at a discount to the market price at the time of maturity.

Response:

The registration statement has been revised in accordance with the staff’s comment.

7.	Please monitor the need to provided updated interim financial statements.

The Company will monitor the need to provide updated interim financial statements and to this end has included interim financial statements for the quarter ended September 30, 2011.

Prospectus Summary, page 5

8.

We note your responses to comments 26 and 28 in our letter dated August 25, 2011 regarding the substantive steps and timeline in respect of the Alberta property. Please expand to include related disclosure for the next twelve months.

Response:

The registration statement has been revised in accordance with the staff’s comment. Please see pages 5 and 25. ..

9.

Here and in each place in the prospectus where you discuss the $25,466,833 in expenses incurred as of June 23, 2011, please disclose that $17,595,000 of those relate to the value of stock issued to your officer and directors.

Response:

The registration statement has been revised in accordance with the staff’s comment. Please see pages 5, 17 and 21.

Selling Stockholder Financing Transaction, page 7

10.

We note your response to comment 30 in our letter dated August 25, 2011. We also note your disclosure elsewhere that you plan on effecting offerings to fund your operations in the future. Please revise your disclosure to indicate whether any such offerings would include equity securities and, if so, please further expand your disclosure regarding the reasons why Mr. Walsh entered into the guaranty and pledge agreement in light of your plan to issue equity securities.

Response:

The registration statement has been revised to clarify the reasons why Mr. Walsh entered into the guaranty and pledge agreement. Please see page 7. The registration statement has also been revised to note that he Company believes that it has enough cash on hand to finance its operations for the next twelve months. Please see page 3.

Management's Discussion and Analysis or Plan of Operation, page 15

11.

We note your responses to comments 38 through 40 in our letter dated August 25, 201 1 that the disclosure is no longer relevant. We do not concur. We note the directors fees and mining expenses at page 16. Please revise your disclosure to describe why such fees and expenses represent a significant percentage of your operating expenses, in particular in view of your operations generally.

Response:

The registration statement has been revised in accordance with the staff’s comments. Please see page 16.

Valleyview Property, page 25

12.	Please include the consent from the individual named in your filing who will be performing the exploration work on your properties.

Response:

The Company has included a consent from Michael Dufresne, who will be performing the exploration work on our properties.

Executive Compensation, page 36

13.

We note your response to comment 13 in our letter dated August 25, 2011 that Mr. Walsh is paid $10,000 per month. Please revise your disclosure under your Summary Compensation Table to include the monthly payments Mr. Walsh received under the column captioned "Salary" or tell us why you do not need to. Please also revise your disclosure to state when such payments started. In addition, please revise your table to describe the compensation under "All Other Compensation." If such compensation is intended to include the per-month payments, please explain how such payments aggregated to $45.000.

Response:

From January 1, 2011 to June 30, 2011 Alexander Walsh was paid $7,500 a month as a consultant. After June 30, 2011, Mr. Walsh has been being paid $10,000 as an employee. The registration statement has been revised to reflect this. Please see page 36.

14.	In addition, please revise your disclosure to state whether you have an employment agreement with Mr. Walsh and, if so, please file the agreement.

Response:

The registration statement has been revised to note that Mr. Walsh does not currently have an employment agreement with the Company. Please see page 36.

Certain Relationships and Related Transactions, page 37

15.

Please revise your disclosure to include the dollar amount for each of the transactions with your directors and Mr. Walsh. In this regard, please revise your disclosure to discuss how the shares issued to each person were valued at $7.65 in view of the average trading price of your shares for 2011 and your risk factor titled "Trading on the OTC Bulletin Board..." at page 11. Please explain how you chose April 27, 2011 as the date of issuance of the shares, and disclose the time period of the services for which these shares were to serve as compensation. Please further expand your disclosure under "Executive Compensation" to discuss how the ultimate compensation awarded fits within your overall compensation scheme, your overall operations and the activities your directors and officers conduct (as discussed under "Employees").

Response:

The registration statement has been revised in accordance with the staff’s comment. Please see pages 36 and 37.

16.

Please revise your disclosure to discuss in necessary detail the material terms of the guaranty and pledge agreement Mr. Walsh has entered into with the Company and the selling shareholder. Please also discuss whether Mr. Walsh has received any form of consideration for entering into such agreement. Please provide a cross-reference at page 7 to this new discussion.

Response

The registration statement has been revised to disclose the material terms of the guaranty and pledge agreement. Please see page 37.

Security Ownership of Certain Beneficial Owners and Management, page 37

17.	Please disclose the natural persons with voting and dispositive powers over the securities held by Gekko Industries, Inc.

Response:

The registration statement has been revised to disclose that to the Company’s knowledge, Manuel Mauricio Monge Acuna has voting and dispositive powers over the securities held by Gekko Industries. Please see page 37.

Exhibits, page 47

18.

We note your response to comment 51 in our letter dated August 25, 2011. Item 601(b)(10) of Regulation S-K requires the filing of every material contract that was entered into not more than two years before the filing of the registration statement. In addition, Item 601(b)(10)(iii)(A) requires a written description of any management contract that is not set forth in any formal document. Accordingly, please file any consulting or management with Mr. Walsh, and file a description of any compensation agreements with your directors.

Response:

A description of the verbal agreement of employment between the Company and Mr. Walsh has been included as exhibit 10.13. No other agreements between the Company and Mr. Walsh or the Company and its directors are in existence.

19.

We note your response to comment 52 in our letter dated August 25, 2011. Please provide a detailed analysis as to why you do not need to file an agreement under which you are indebted to your only executive officer.

Response:

The Assignment of Debt agreement has been filed as exhibit 10.14.

Recent Sales of Unregistered Securities, page 45

20.

We note your response to comment 53 in our letter dated August 25, 2011 and reissue it in part. Please disclose the value of the shares issued in the other transactions that took place on April 28, 2011 and how the value of those securities was determined.

Response:

The registration statement has been revised according to the staff’s comments. Please see page 45.

Undertakings, page 48

21.	We reissue comment 54 in our letter dated August 25, 2011. Please ensure that your filing contains all of the undertakings in the forms set forth in Item 512 of Regulation SK.

Response:

The registration statement has been revised in response to the staff’s comment. The registration statement has been revised in accordance with the staff’s comment. Please see page 48.

Signatures, page 49

22.

We reissue comment 55 in our letter dated August 25, 2011. It appears that your registration statement has been signed by the company on its behalf by Mr. Walsh and again by Mr. Walsh in his capacity as President, Chief Executive Officer and Director. However, the registration statement has not been signed by Mr. Walsh as your principal accounting officer. Please revise accordingly.

Response:

The registration statement has been revised in response to the staff’s comment.

Closing Comments

We acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Alexander Walsh
Alexander Walsh
President and Chief Executive Officer